Exhibit 12

CONAGRA FOODS, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(Dollars in millions)

	2007	2006	2005	2004	2003
Earnings:
Income from continuing operations before income taxes, equity method investment earnings (loss), and cumulative effect of changes in accounting	$1,005.1	$944.9	$987.3	$785.6	$791.7
Add/(deduct):
Fixed charges	329.3	373.2	407.9	394.7	412.6
Distributed income of equity investees	13.0	21.8	24.5	24.4	16.7
Capitalized interest	(7.1)	(5.0)	(8.6)	(4.4)	(3.9)
Preferred distributions of subsidiary	—	—	—	(3.5)	(8.8)

Earnings available for fixed charges (a)	$1,340.3	$1,334.9	$1,411.1	$1,196.8	$1,208.3

Fixed Charges:
Interest expense	$267.0	$307.3	$341.4	$337.9	$343.7
Capitalized interest	7.1	5.0	8.6	4.4	3.9
Preferred distributions of subsidiary	—	—	—	3.5	8.8
One third of rental expense (1)	55.2	60.9	57.9	48.9	56.2

Total fixed charges (b)	$329.3	$373.2	$407.9	$394.7	$412.6

Ratio of earnings to fixed charges (a/b)	4.1	3.6	3.5	3.0	2.9

(1)	Considered to be representative of interest factor in rental expense.